Exhibit 99.1

ADC Therapeutics Announces U.S. Food and Drug Administration Has Lifted Partial Clinical Hold on Pivotal Phase 2 Clinical Trial of Camidanlumab Tesirine

Lausanne, Switzerland — July 6, 2020 — ADC Therapeutics SA (NYSE:ADCT), a clinical-stage oncology-focused biotechnology company leading the development and commercialization of next-generation antibody drug conjugates (ADCs) with highly potent and targeted pyrrolobenzodiazepine (PBD) dimer technology, today announced that the U.S. Food and Drug Administration (FDA) has lifted the partial clinical hold on the pivotal Phase 2 clinical trial of camidanlumab tesirine (Cami, formerly ADCT-301) in patients with relapsed or refractory Hodgkin lymphoma (HL).

“The ADC Therapeutics team worked diligently to provide a thorough and prompt response to the FDA following its request for information about our pivotal Phase 2 clinical trial of Cami,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “During the partial clinical hold we continued to treat patients benefiting from Cami, and now look forward to resuming the enrollment of new patients in the trial as soon as possible.”

The 100-patient Phase 2, multi-center, open-label, single-arm clinical trial is evaluating the safety and efficacy of Cami in patients with relapsed or refractory HL. Patients with pathologically confirmed relapsed or refractory HL who have failed three prior lines of therapy, including brentuximab vedotin and a checkpoint inhibitor approved for HL such as nivolumab or pembrolizumab, are eligible for enrollment in the clinical trial. The trial is intended to support the submission of a Biologics License Application to the FDA.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, ADCT-301 is internalized into the cell where enzymes release the PBD-based warhead killing the cell with an immunogenic cell death. The intra-tumoral release of its PBD warhead may also cause bystander killing of neighboring tumor cells. The ADC also depletes CD25-positive regulatory T cells in the tumor environment. All of these properties of Cami may enhance immune-mediated anti-tumor activity. Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL), as well as in a Phase 1a/1b clinical trial in patients with relapsed or refractory HL and non-Hodgkin lymphoma and a Phase 1b clinical trial in solid tumors.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% interim overall response rate (ORR), which exceeded the target primary endpoint. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release includes forward-looking statements, beliefs or opinions, including statements with respect to our business strategies and plans, competitive position and our objectives for future operations and our financial performance. These forward-looking statements involve known and unknown risks and uncertainties, including those described in our filings with the U.S. Securities and Exchange Commission, many of which are beyond our control and all of which are based on our management's current beliefs and expectations about future events. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Availability of Other Information About ADC Therapeutics

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Investors Contact
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ADC Therapeutics

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